UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

Eric Benner

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

John William (Bill) MacKenzie

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3075 P101	13D	Page 2 of 16 pages

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 647,711 shares(1)
	8	Shared voting power 0 shares(1)
	9	Sole dispositive power 647,711 shares(1)
	10	Shared dispositive power 0 shares(1)
11	Aggregate amount beneficially owned by each reporting person 647,711 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%(2)
14	Type of reporting person (see instructions) CO

(1)	The numbers in this table reflect the closing of the Repurchase Transaction and Third-Party Sale (each as defined below) as if CPPIB (as defined below) has sold (i) 50,000 Ordinary Shares to the Issuer (as defined below) pursuant to the Repurchase Transaction and (ii) 803,500 Ordinary Shares to the Purchasers (as defined below) pursuant to the Third-Party Sale though such transactions have not closed. As of the date hereof, CPPIB beneficially owns 1,501,211 Ordinary Shares (excluding 741,735 Ordinary Shares held by the Partnership (as defined below)), with sole voting power and sole dispositive power over such shares.

(2)	Calculated based on the 16,039,324 Ordinary Shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed on November 7, 2023, less (i) the aggregate 791,735 Ordinary Shares that are to be repurchased by the Issuer from CPPIB and the Partnership at the closing of the Repurchase Transaction and (ii) the 50,000 Ordinary Shares that are to be repurchased by the Issuer from the Trident V Funds managed by Stone Point Capital LLC at the closing of the transaction as reported in such Form 10-Q.

CUSIP No. G3075 P101	13D	Page 3 of 16 pages

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares(1)
	8	Shared voting power 0 shares(1)
	9	Sole dispositive power 0 shares(1)
	10	Shared dispositive power 0 shares(1)
11	Aggregate amount beneficially owned by each reporting person 0 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%(1)
14	Type of reporting person (see instructions) PN

(1)	The numbers in this table reflect the closing of the Repurchase Transaction as if the Partnership has sold 741,735 Ordinary Shares to the Issuer pursuant to the Repurchase Transaction though such transactions have not closed. As of the date hereof, the Partnership beneficially owns 741,735 Ordinary Shares, with sole voting power and sole dispositive power over such shares. Such Ordinary Shares are directly held by the Partnership, over which the Trust (as defined below), as general partner, holds all voting and disposition rights.

CUSIP No. G3075 P101	13D	Page 4 of 16 pages

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares(1)
	8	Shared voting power 0 shares(1)
	9	Sole dispositive power 0 shares(1)
	10	Shared dispositive power 0 shares(1)
11	Aggregate amount beneficially owned by each reporting person 0 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%(1)
14	Type of reporting person (see instructions) OO

(1)	The numbers in this table reflect the closing of the Repurchase Transaction as if the Partnership has sold 741,735 Ordinary Shares to the Issuer pursuant to the Repurchase Transaction though such transactions have not closed. As of the date hereof, the Trust (as defined below) beneficially owns 741,735 Ordinary Shares, with sole voting power and sole dispositive power over such shares. Such Ordinary Shares are directly held by the Partnership, over which the Trust, as general partner, holds all voting and disposition rights.

CUSIP No. G3075 P101	13D	Page 5 of 16 pages

1	Name of reporting person. Eric Benner
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares(1)
	8	Shared voting power 0 shares(1)
	9	Sole dispositive power 0 shares(1)
	10	Shared dispositive power 0 shares(1)
11	Aggregate amount beneficially owned by each reporting person 0 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%(1)
14	Type of reporting person (see instructions) IN

(1)	The numbers in this table reflect the closing of the Repurchase Transaction as if the Partnership has sold 741,735 Ordinary Shares to the Issuer pursuant to the Repurchase Transaction though such transactions have not closed. As of the date hereof, Eric Benner may be deemed to beneficially own 741,735 Ordinary Shares, with shared voting power and shared dispositive power over such shares. Such Ordinary Shares are directly held by the Partnership, over which the Trust, as general partner, holds all voting and disposition rights. Eric Benner is one of two trustees of the Trust.

CUSIP No. G3075 P101	13D	Page 6 of 16 pages

1	Name of reporting person. John William (Bill) MacKenzie
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares(1)
	8	Shared voting power 0 shares(1)
	9	Sole dispositive power 0 shares(1)
	10	Shared dispositive power 0 shares(1)
11	Aggregate amount beneficially owned by each reporting person 0 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%(1)
14	Type of reporting person (see instructions) IN

(1)	The numbers in this table reflect the closing of the Repurchase Transaction as if the Partnership has sold 741,735 Ordinary Shares to the Issuer pursuant to the Repurchase Transaction though such transactions have not closed. As of the date hereof, John William (Bill) MacKenzie may be deemed to beneficially own 741,735 Ordinary Shares, with shared voting power and shared dispositive power over such shares. Such Ordinary Shares are directly held by the Partnership, over which the Trust, as general partner, holds all voting and disposition rights. John William (Bill) MacKenzie is one of two trustees of the Trust.

CUSIP No. G3075 P101	13D	Page 7 of 16 pages

Explanatory Note

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 3, 2015, as amended on August 28, 2015, March 4, 2016, May 16, 2016, September 15, 2016, November 23, 2016, April 20, 2018, June 15, 2018, January 9, 2023, March 24, 2023 and August 2, 2023 (as so amended, the “Original Schedule 13D”) to provide updating information. This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”), Eric Benner and John William (Bill) MacKenzie (each, a trustee of the Trust) (together, the “Reporting Persons”) identified on the cover pages of this Amendment. The reason for this Amendment is to disclose that (i) CPPIB and the Partnership have agreed to sell 50,000 and 741,735 voting ordinary shares, respectively, of Enstar Group Limited (the “Issuer”) to the Issuer (the “Repurchase Transaction”) and (ii) CPPIB has agreed to sell 803,500 voting ordinary shares to the Purchasers, as defined in Item 6 (the “Third-Party Sale” and together with the Repurchase Transaction, the “Transactions”). This Amendment constitutes an exit filing for all Reporting Persons.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 2. Identity and Background

Schedule 1 of the Original Schedule 13D is hereby amended and replaced with Schedule 1 attached hereto.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

The Reporting Persons’ response to Item 6 is incorporated herein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a) Amount beneficially owned:

647,711 shares held directly by CPPIB representing 4.3% of the class of shares

(b) Number of shares to which the Reporting Persons have:

i. Sole power to vote or to direct the vote:

647,711 shares held directly by CPPIB

ii. Sole power to dispose or to direct the disposition of:

647,711 shares held directly by CPPIB

Such numbers reflect the closing of the Transactions as if CPPIB and the Partnership have sold the applicable Ordinary Shares in the Transactions though the Transactions have not closed. See footnote 1 on each of pages 2, 3, 4, 5 and 6 of this Schedule 13D.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 16,039,324 Ordinary Shares outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed on November 7, 2023, less (i) the aggregate 791,735 Ordinary Shares that are to be repurchased by the Issuer from CPPIB at the closing of the Repurchase Transaction and (ii) the 50,000 Ordinary Shares that are to be repurchased by the Issuer from the Trident V Funds managed by Stone Point Capital LLC at the closing of the transaction as reported in such Form 10-Q.

CUSIP No. G3075 P101	13D	Page 8 of 16 pages

(c) Except as described in Item 6, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Upon the closing of the Transactions, the Reporting Persons will cease to be beneficial owners of more than five percent of the Issuer’s Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

On November 7, 2023, CPPIB and the Partnership entered into a purchase agreement (the “Repurchase Agreement”) with the Issuer, pursuant to which CPPIB and the Partnership agreed to sell and the Issuer agreed to buy an aggregate of 791,735 voting ordinary shares of the Issuer owned by CPPIB and the Partnership at a purchase price of $227.18 per share. The Repurchase Transaction is scheduled to close on November 14, 2023, subject to satisfaction of customary closing conditions.

On November 8, 2023, CPPIB entered into a purchase agreement (the “Purchase Agreement”) with Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC (the “Purchasers”), pursuant to which CPPIB agreed to sell an aggregate of 803,500 voting ordinary shares of the Issuer owned by CPPIB to the Purchasers at a purchase price of $227.18 per share, as may be adjusted as set forth therein. In connection with the Third-Party Sale and concurrently with the execution of the Purchase Agreement, on November 8, 2023, CPPIB, the Purchasers, Flexpoint Asset Opportunity Fund II-A, L.P. (“Flexpoint Assignee A”) and Flexpoint Asset Opportunity Fund II-B, L.P. (“Flexpoint Assignee B” and together with Flexpoint Assignee A, the “Assignees”) entered into an assignment and assumption agreement (the “Assignment Agreement”), pursuant to which the Purchasers assigned their rights and obligations to acquire up to 89,300 voting ordinary shares under the Purchase Agreement to the Assignees. The Third-Party Sale is scheduled to close on such date between November 15, 2023 and December 1, 2023 as may be elected by the Purchasers.

Each of the Repurchase Agreement, the Purchase Agreement and the Assignment Agreement contains customary representations, warranties and agreements by CPPIB, the Partnership, the Issuer, the Purchasers and the Assignees, as applicable, and customary conditions to closing. References to, and descriptions of, the Repurchase Agreement, the Purchase Agreement and Assignment Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Repurchase Agreement, the Purchase Agreement and the Assignment Agreement, copies of which are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated in their entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Purchase Agreement, dated November 7, 2023, between Canada Pension Plan Investment Board, CPPIB Epsilon Ontario Limited Partnership and Enstar Group Limited
99.2	Purchase Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC
99.3	Assignment and Assumption Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, Flexpoint Asset Opportunity Fund II-A, L.P. and Flexpoint Asset Opportunity Fund II-B, L.P.

CUSIP No. G3075 P101	13D	Page 9 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. G3075 P101	13D	Page 10 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee of CPPIB Epsilon Ontario Trust (the General Partner),
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. G3075 P101	13D	Page 11 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023
Date

CPPIB EPSILON ONTARIO TRUST

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. G3075 P101	13D	Page 12 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023
Date

ERIC BENNER

/s/ Eric Benner
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. G3075 P101	13D	Page 13 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023
Date

JOHN WILLIAM (BILL) MACKENZIE

/s/ John William (Bill) MacKenzie
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. G3075 P101	13D	Page 14 of 16 pages

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William “Mark” Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Nadir Mohamed

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

CUSIP No. G3075 P101	13D	Page 15 of 16 pages

Executive Officers of CPPIB

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, Senior Managing Director

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities and Investment Science

Citizenship: Canada

Manroop Jhooty

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Total Fund Management

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & One Fund Strategist

Citizenship: Canada, United States

CUSIP No. G3075 P101	13D	Page 16 of 16 pages

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific and AE Asia

Citizenship: Indonesia

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Kristen Walters

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: United States

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer

Citizenship: United Kingdom

General Partners of the Partnership

Eric Benner

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

John William (Bill) MacKenzie

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

Trustees of the Trust

Eric Benner

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada

John William (Bill) MacKenzie

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Canada